Exhibit 99.1

Therapix Biosciences to Collaborate with The University of Calgary to Further Examine its Proprietary Drug Candidate THX-160 for Pain

“In the era of America’s deadly opioid crisis, cutting-edge pain therapeutics like THX-160 possess the potential to be a new and effective treatment option for pain patients, reducing the risks of opiate addiction.”

TEL AVIV, Israel, December 2, 2020 /PRNewswire/ -- Therapix Biosciences Ltd. (“Therapix” or the “Company”) (OTC Pink: TRPXY), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, today announced a collaboration between the company and The University of Calgary to further evaluate the analgesic effect of Therapix’s CB2R agonist proprietary drug candidate, THX-160.

This collaboration is expected to facilitate the further development of THX-160 for the treatment of pain, following efficacy pre-clinical studies that demonstrated the analgesic advantages of THX-160 over control. Moreover, THX-160’s anti-analgesic effects, in these studies, were comparable and even greater in some instances over high-dose morphine analgesic effects.

Therapix’s drug candidate THX-160 is an innovative CB2 receptor agonist, which was synthesized by Raphael Mechoulam, Ph.D., Professor of Medicinal Chemistry at the Hebrew University, head of the Medicinal Chemistry Lab and the President of Multidisciplinary Center for Cannabinoid Research and a recipient of the Israel Prize in Exact Sciences - Chemistry and EMET Prize in Exact Sciences – Chemistry, as well as a member of the Therapix Scientific Advisory Board.

“Although cannabinoids have therapeutic potential, their psychoactive effects, associated with the usage of CB1 receptor (CB1R) agonists, have largely limited their use in clinical practice; CB2 receptors (CB2R) agonists do not cause such effects. Quite the opposite, CB2R agonists are known to exhibit mainly a protective effect, acting on pain, in inflammation, in neurological diseases and in many other disease states,” stated Prof. Mechoulam. “For that reason, I have synthesized in my laboratory a molecule (HU-433; THX-160), which does not activate the CB1 receptor, but affects CB2R alone. This molecule was shown in pre-clinical studies performed by Therapix to lower pain significantly. I believe that our new molecule, which so far has not shown any undesirable effects in animal studies, holds a significant promise to become a major drug as it uses a natural pathway to oppose pain.”

“We are excited to partner on this project with the University of Calgary under the leadership of Dr. Tuan Trang, Associate Professor in the Department of Comparative Biology & Experimental Medicine at the University of Calgary and a renowned researcher in the clinical management of pain conditions. We believe this research could further demonstrate the analgesic clinical utility of THX-160,” said Dr. Adi Zuloff-Shani, Chief Technologies Officer of Therapix. “In the era of America’s deadly opioid crisis and following the declaration of a nationwide public health emergency and in fitting with the five-point opioid strategy formed to address the national opioid crisis, cutting-edge pain therapeutics like THX-160 possess the potential to be a new and effective treatment option for pain patients, and reduce the risks of opiate addiction.”

About Therapix Biosciences (OTC Pink: TRPXY):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC) and/or non-psychoactive cannabidiol (CBD): THX-110 for the treatment of Tourette syndrome and for the treatment of obstructive sleep apnea; THX-160 for the treatment of pain; and THX-210 for the treatment of autism spectrum disorder and epilepsy. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the potential benefits and results arising from the collaboration and the potential success and the potential efficacy, effects and benefits of THX-160 and its potential to become a major drug and become a new and effective treatment option. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on June 15, 2020, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

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Tel: +972-3-6167055

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